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                            November 28, 2023

       Eva Yuk Yin Siu
       Chairlady of the Board & CEO
       Neo-Concept International Group Holdings Ltd
       10/F, Seaview Centre
       No.139-141 Hoi Bun Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Neo-Concept
International Group Holdings Ltd
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed November 16,
2023
                                                            File No. 333-275242

       Dear Eva Yuk Yin Siu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Cover Page

   1. We note your response to prior comment 1 and reissue. Please revise to reinsert Hong
                                                        Kong in the definition
of China, consistent with prior comment 1 of our letter dated
                                                        November 7, 2022, which
asked you to revise the definition of the PRC or China to
                                                        include Hong Kong and
Macau. Noting that Hong Kong should be included in the
                                                        definition of China,
please clarify your statements on the cover page that the company and its subsidiaries have
no material operations in the PRC and that the group has no
                                                        operations in China.
Please make sure that you use consistent terms throughout the prospectus.
 Eva Yuk Yin Siu
Neo-Concept International Group Holdings Ltd
November 28, 2023
Page 2

       Please contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,
FirstName LastNameEva Yuk Yin Siu
                                                    Division of Corporation
Finance
Comapany NameNeo-Concept International Group Holdings Ltd
                                                    Office of Manufacturing
November 28, 2023 Page 2
cc:       Henry Schlueter
FirstName LastName